BROOKFIELD GLOBAL LISTED INFRASTRUCTURE INCOME FUND INC.
Proxy Results (Unaudited)
June 30, 2013
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The stockholders of the Brookfield Global Listed Infrastructure Income Fund
Inc. voted on the following proposals at a stockholder meeting on May 21, 2013.
The description of the proposal and number of shares voted are as follows:

                                           Shares        Shares        Shares
                                           Voted         Voted         Voted
                                           For           Against       Abstain
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1 To elect to the Fund's Board of
  Directors Edward A. Kuczmarski           6,669,957      98,910          -

2 To elect to the Fund's Board of
  Directors Stuart A. McFarland            6,674,839      94,028          -